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18006652

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SEC Mail Processing Section

MAR 29 2018

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrasher & Chambers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SE 28th Street Suite 1
(No. and Street)

Bentonville	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Chambers (479) 273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Chambers, Inc. of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan J Thrasher
Notary Public
Benton County, Arkansas
Commission Expires 11/04/2021
Commission No. #12384801

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrasher & Chambers

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/17

Contents

Independent Auditors Report

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Thrasher & Chambers, Inc.
1001 SE 28th Street Suite 1
Bentonville AR 72712

Opinion on The Financial Statements

We have audited the statement of financial condition of Thrasher & Chambers, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

We have served as Thrasher & Chambers, Inc.'s auditor since December 31, 2017.

Katy, TX 77450

March 27, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Thrasher & Chambers, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended 12/31/17

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
103 · Checking Account (Office)	48,525.87
105 · Hilltop Securities (old FSW) (Deposit held on account First Southwest is ...	15,000.00
Total Checking/Savings	63,525.87
Other Current Assets	
121 · Commissions Receivable (Accrued Revenue)	60,994.99
Total Other Current Assets	60,994.99
Total Current Assets	124,520.86
Fixed Assets	
160 · Furniture and equipment	51,482.55
161 · Accumulated depreciation	-33,363.04
169 · Automotive equipment	98,599.00
170 · Accumulated depreciation-auto	-93,568.90
Total Fixed Assets	23,149.61
TOTAL ASSETS	147,670.47
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · Federal 941 Payroll Tax Liabili	970.09
203 · State withheld	818.27
205 · Accrued state unemployment	21.66
206 · Accrued federal unemployment	21.66
207 · SIMPLE withheld	4,338.89
Total Other Current Liabilities	6,170.57
Total Current Liabilities	6,170.57
Total Liabilities	6,170.57
Equity	
300 · Common stock	57,514.00
310 · Retained earnings	48,104.95
320 · Additional paid in capital	6,899.68
340 · Distributions - David	-65,216.64
341 · Distribution - Mark	-7,120.61
Net Income	101,318.52
Total Equity	141,499.90
TOTAL LIABILITIES & EQUITY	147,670.47

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended 12/31/17

	Jan - Dec 17
Ordinary Income/Expense	
Income	
400 · Comm Mutual Fund 12B1 TRAILS	355,719.53
401 · Comm- Mutual fund PURCHASES	58,206.95
402 · Commissions Stock Sale/Purchase	1,592.45
407 · Commission Insurance TRAILS	11,649.31
408 · Commission Insurance PURCHASE	254.88
410 · Commission - Annuity TRAILS	216,381.24
411 · Commission Annuity PURCHASES	28,529.44
49900 · Uncategorized Income (Income not categorized elsewhere)	0.00
Total Income	672,333.80
Expense	
Payroll	
500 · Salaries and wages	102,239.76
501 · Officer Salaries	246,960.05
502 · Payroll taxes	23,610.88
519 · Shareholder's Health Insurance	5,631.06
523 · Employee Benefits	10,489.07
525 · Retirement fund	16,501.97
6560 · Payroll Expenses	0.00
Total Payroll	405,432.81
Rent	
505 · Occupancy	15,399.96
Total Rent	15,399.96
503 · General taxes and licenses	1,494.17
504 · Depreciation expense	2,013.28
506 · Maintenance and repairs	1,312.22
507 · Legal and accounting	13,276.78
508 · Advertising	3,366.29
509 · Automotive	21,432.24
510 · Dues and subscriptions	12,290.03
511 · Insurance	5,327.00
512 · Telephone	16,606.00
513 · Supplies	267.20
514 · Utilities	9,486.19
515 · Office supplies and expense	14,521.41
516 · Travel	267.07
517 · Meals and entertainment	2,296.84
518 · Postage	3,294.01
520 · Commissions and contract labor	0.00
521 · Charitable contributions	15,020.00
524 · Meetings and education	2,641.11
555 · Fees withheld by Hilltop	25,270.68
69800 · Uncategorized Expenses (Expenses not categorized elsewhere)	0.00
Total Expense	571,015.28
Net Ordinary Income	101,318.52
Net Income	101,318.52

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-ended December 31, 2017

Operating activities	
Net income	$ 101,319
Adjustment for:	
Depreciation	2,013
Accounts payable	(14,224)
Other current assets	(22,995)
Net cash from operating activities	66,112
Investing activities	-
Financing activities	
Distributions	(72,337)
Net cash from financing activities	(72,337)
Net increase (decrease) in cash and equivalents	(6,225)
Cash and equivalents at beginning of period	54,751
Cash and equivalents at end of period	$ 48,526

Thrasher & Chambers, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended 12/31/17

Thrasher & Chambers, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ending December 31, 2017

	Preferred Stock		Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2017	0	0	100	57,514	0	6,900	48,104	112,518
Net Income	0	0			0		101,319	101,319
Capital Transaction/Dividends Paic	0	0			0		-72,337	-72,337
Prior Period Adjustment	0	0			0		0	0
Balance as of December 31, 2017	0	0	100	57,514	0	6,900	77,086	141,500

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Notes to Financial Statements
As of and for the Year-Ended 12/31/17

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm. The Company has adopted a calendar year end.

Description of Business

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. As of December 31, 2017, there are no cash equivalents.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are

based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory services.

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charges to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charges interest.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Thrasher & Chambers, Inc.
Notes to Financial Statements
As of and for the Year-Ended December, 31, 2017

Financial Instrument with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

Subsequent Event:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 274, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B– INVESTMENTS

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

NOTE C – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization. This amountis included on the financial statements as cash.

NOTE D – PROPERTY AND EQUIPMENT

Following are the major classification of property and equipment:

	2017
Office Equipment	$ 51,483
Automobiles	98,599
Accumulated Depreciation – Office Equip	$ 33,363
Accumulated Depreciation - Auto	93,569
	$ 23,150

NOTE E – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/17

Thrasher & Chambers, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/17

Computation of Net Capital

Total Stockholder's Equity	$	141,500
Non-Allowable Assets	$	36,954
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	104,546

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	412
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	99,546

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	6,171
Percentage of Aggregate Indebtedness to Net Capital		5.90%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	$	46,942
Adjustments		
Increase (Decrease) in Equity	$	10,413
(Increase) Decrease in Non-Allowable Assets	$	47,191
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	104,546
Reconciled Difference	$	-

Thrasher & Chambers, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/17

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/17, the Company had net capital of $104,546 which was $99,546 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.9%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Mark Chambers
Thrasher & Chambers, Inc.
1001 SE 28th Street Suite 1
Bentonville, AR 72712

Dear Mark Chambers:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Thrasher & Chambers, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Thrasher & Chambers, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Thrasher & Chambers, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Thrasher & Chambers, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thrasher & Chambers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

KATY, TX 77450

March 27, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/17

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Thrasher & Chambers, Inc.

1001 S.E. 28th Street, Suite #1
Bentonville, AR 72712
Office: (479) 273-5333 Fax: (479) 273-5343

February 21, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Thrasher & Chambers, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Mark Chambers, President/CEO

2/21/18
Date

STOCKS BONDS MUTUAL FUNDS
Member: Financial Industry Regulatory Authority (FINRA)
Security Investors Protection Program (SIPC)

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/17

Auditor's Agreed Upon Procedures Report Pursuant to SEA Rule 17a-5(e)(4)

BRYANT A. GAUDETTE, CPA

Thrasher & Chambers, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Thrasher & Chambers, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Thrasher & Chambers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no assessment was due but $8.95 was paid.

2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no an increase inallowable deductions of amounts paid to other broker-dealers of $34,115.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, with a net overpayment for future periods of $93.57.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

KATY, TX 77450

March 27, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/17

SIPC Payment Schedule

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/17

SIPC Payment Schedule

SIPC-7 (36-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

General Assessment Reconciliation

SIPC-7 (36-REV 6/17)

For the fiscal year ended 12/31/2017

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THRASHER & CHAMBERS INC

BENTONVILLE AR 72712-3206

Name and telephone number of person to contact respecting this form.

Mark Chambers
(479) 273-5333

2. A. General Assessment (item 2e from page 2) $ 20.25

B. Less payment made with SIPC-6 filed (exclude interest) 8.95

7/31/17
Date Paid

C. Less prior overpayment applied 84.62

D. Assessment balance due or (overpayment) (73.32)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(73.32)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thrasher & Chambers, Inc.

President

Dated the 7th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

SIPC Net Operating Revenues		$ 13,496.00	$ (20,618.20)
2.A. General Assessment	0.0015	$ 20.25	$ -
2.B. SIPC 6 Payment		$ 8.95	$ 8.95
2.C. Prior Year Overpayment		$ *84.62*	$ *84.62*
2.D. Assessment Balance		$ (73.32)	$ (93.57)
SIPC 7 Paid			$ -
Underpayment (Overpayment)			$ (93.57)